UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2005 to December 15, 2005

Commission File Number 001-15951

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE AVAYA INC. SAVINGS PLAN FOR THE VARIABLE WORKFORCE

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: AVAYA INC., 211 MT. AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

The Avaya Inc. Savings Plan for the Variable Workforce
Index
December 15, 2005 and December 31, 2004

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 15, 2005 and December 31, 2004	2

Statement of Changes in Net Assets Available for Benefits for the period January 1, 2005 to December 15, 2005	3

Notes to Financial Statements	4

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

*             Schedules required by section 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Avaya Inc. Savings Plan for the Variable Workforce:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Avaya Inc. Savings Plan for the Variable Workforce (the “Plan”) at December 15, 2005 and December 31, 2004, and the changes in net assets available for benefits for the period January 1, 2005 to December 15, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Notes 1 and 4, the Board of Directors of Avaya Inc. approved the merger of the Plan into The Avaya Inc. Savings Plan effective December 15, 2005.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 13, 2006

The Avaya Inc. Savings Plan for the Variable Workforce
Statements of Net Assets Available for Benefits
December 15, 2005 and December 31, 2004

(dollars in thousands)	December 15, 2005	December 31, 2004

Assets:
Plan interest in Avaya Inc. Master Trust	$—	$3,694

Net assets available for benefits	$—	$3,694

The accompanying notes are an integral part of these financial statements.

The Avaya Inc. Savings Plan for the Variable Workforce
Statement of Changes in Net Assets Available for Benefits
For the period January 1, 2005 to December 15, 2005

(dollars in thousands)
Additions to net assets attributed to
Rollovers	$2

Deductions from net assets attributed to
Benefits paid to participants	(932)
Transfer of participants’ balances to The Avaya Inc. Savings Plan	(2,511)
Plan interest in Avaya Inc. Master Trust investment loss	(253)

Total deductions	(3,696)

Net decrease	(3,694)

Net assets available for benefits
Beginning of period	3,694
End of period	$—

The accompanying notes are an integral part of these financial statements.

The Avaya Inc. Savings Plan for the Variable Workforce

Notes to Financial Statements

December 15, 2005 and December 31, 2004

1.                            Plan Description

General

The Avaya Inc. Savings Plan for the Variable Workforce (the “Plan” or “ASPVW”) is a defined contribution plan established as of March 1, 2001 by Avaya Inc. (“Avaya” or the “Company”) to provide a convenient way for temporary employees occupying the positions of Support Customer Systems Engineer (“SCSE”), Support Software Associate (“SSA”) and Support Customer Systems Engineer — Journeyman (“SCSE-J”) to save on a regular and long-term basis. The Plan was amended and restated effective January 1, 2004 and was subsequently amended to incorporate certain plan design changes. The Plan’s assets and associated liabilities are maintained in a master trust (“Master Trust”) in the custody of Fidelity Management Trust Company (the “Trustee”). Through December 14, 2005, the Master Trust consisted of the assets of The Avaya Inc. Savings Plan for Salaried Employees (“ASPSE”), The Avaya Inc. Savings Plan (“ASP”) and the Plan. Effective December 15, 2005, the Plan was merged with and into the ASP and on that date the Plan ceased to exist as a separate plan (Note 4). The Plan Administrator is the Company’s Employee Benefits Committee.

The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

An employee was eligible to participate in the Plan if he or she was an active employee of a participating company who was employed as part of the variable workforce which provided on call support services, generally a temporary SCSE, SSA or SCSE-J, and was in a unit represented by a union where the collectively bargained agreement provided for participation in the Plan, and was not, i) a non-resident alien employed outside the United States, or ii) a leased employee. Such an employee was eligible for immediate participation.

Effective December 1, 2004, Avaya ceased to employ all employees eligible to participate in the Plan. In addition, effective December 15, 2005, the Plan was merged with and into the ASP, and effective that date, the Plan ceased to exist as a separate plan.

Contributions

An eligible employee contributed to the Plan by authorizing a payroll contribution and directing the contribution among the investment options offered under the Plan. Contribution elections were expressed as a percentage of pay, rather than a specific dollar amount. Participant contributions could be made in whole percentages ranging from a minimum of 2% up to and including 16% of eligible compensation.  A participant designated contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code (“IRC”) limited the maximum amount of an employee’s contribution on a pre-tax basis to $13,000 in 2004. Once a participant reached the maximum pre-tax contribution limit in any given Plan Year, the participant’s contributions were automatically switched to after-tax contributions. A participant could elect to stop or change contributions at any time. Such elections would take effect as soon as administratively possible, and in some instances could not take effect until the following pay period.

The Company matched a part of a participant’s contribution to the Plan. The Company contributed 50% of the lesser of the amount actually contributed or the first 6% of the participant’s eligible compensation, as defined in the Plan document. Participants were immediately eligible to receive Company matching contributions when they began their payroll contributions. Company contributions and earnings thereon were subject to a three year cliff vesting period. Company contributions and earnings thereon in which a terminated participant was not vested were forfeited when the participant took a total distribution from the plan. Those forfeited amounts were included in total investments, and were used to reduce future Company contributions. The Plan’s cumulative forfeited amounts at December 15, 2005 and December 31, 2004, were $0 and $37,739, respectively. The Company did not use forfeitures for the period January 1, 2005 through December 15, 2005, however, $45,058 of cumulative forfeited amounts were transferred to the ASP in connection with the Plan’s merger.

Contributions cease automatically for the remainder of a given calendar year when an eligible employee reaches the IRS annual compensation limit or the IRS annual contribution limit. The annual compensation limit (i.e., the amount of eligible compensation earned by an eligible employee) was $210,000 and $205,000 in 2005 and 2004, respectively. The annual contribution limit (i.e., the amount an eligible employee contributes in total to the Plan, including Company matching contributions) was $42,000 and $41,000 in 2005 and 2004, respectively.

Effective December 1, 2004, Avaya ceased to employ employees eligible to participate in the Plan. In addition, effective December 15, 2005 the Plan was merged with and into the ASP and effective that date the Plan ceased to exist as a separate plan. Therefore, participation in and contributions to the Plan are no longer possible.

Investments

Participants in the Plan were eligible to direct contributions across as many as twenty investment options, including a unitized Avaya common stock fund. Each participant was entitled to exercise voting rights attributable to the shares of Avaya common stock allocated to the participant’s account and was notified by the Trustee prior to the time such rights were to be exercised. The Trustee voted any allocated shares of common stock for which it did not receive voting instructions in the same proportion as the shares for which the Trustee had received voting instructions, subject to applicable law.

Participant Loans

No loans were available to participants under the Plan.

Distributions

If a participant’s employment with the Company ended (except due to death) and the participant’s vested amount was greater than $1,000, the participant could (1) leave the balance in the account in the Plan, (2) receive a lump sum distribution of the entire vested amount in the participant’s account or (3) roll over the balance in the account to another employer’s plan or an IRA. In the event that the participant’s vested amount was $1,000 or less, the vested balance would be distributed to the participant as soon as practicable following the participant’s severance from employment. If no distribution election was made by the participant, the participant’s separation from service occurred prior to attaining age 65 and the participant’s account balance exceeded $1,000, the balance in the account would remain in the Plan and would be distributed only at (1) the participant’s request, (2) when the participant attained age seventy and one-half (70-1/2) or (3) upon the participant’s death, whichever was earliest. When a participant died, the entire amount in the participant’s account was distributed in a single payment to the participant’s beneficiary(ies) as soon as practicable.

2.                           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments

The net asset value of the Plan’s proportionate share of the Master Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the Master Trust, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in registered investment companies and commingled funds are stated at fair value as determined by the net asset value of the shares held by the Master Trust on the last business day of the plan year. Investments in shares of Avaya common stock and other securities listed on a national stock exchange or association are carried at fair value determined on the basis of the New York Stock Exchange or other relevant national stock exchange or association closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates)

Purchases and Sales of Investments

Purchases and sales of investments are recorded by the Master Trust on a trade-date basis.

Investment Income

Dividend income is recorded by the Master Trust on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provided for various investment options that invested in any combination of equities, fixed income securities, guaranteed investment contracts and derivative contracts. Investments held by the Master Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefit payments are recorded when paid.

3.                            Tax Status

The IRS has determined and informed the Company by a letter dated November 28, 2003 that the Plan and related trust are designed in accordance with applicable provisions of the IRC. Although the Plan had been amended, and effective December 15, 2005, ceased to exist as a separate plan, since receiving the determination letter, the Plan’s administrator and counsel believe that the Plan, prior to being merged with and into the ASP, was designed and was being operated in compliance with applicable requirements of the IRC.

4.                            Plan Merger and Termination Priorities

Effective December 15, 2005, the Plan was merged with and into the ASP, and as of that date the Plan ceased to exist as a separate plan. Although it has not expressed any intent to do so, the Company reserves the right under the ASP, the Plan’s successor, to terminate, alter, amend, or modify the ASP subject to the provisions of ERISA. Effective December 15, 2005, the provisions of the ASP govern with respect to distributions on termination. Under the terms of the ASP, in the event of termination of the ASP, the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets. In the event of a full or partial termination of the ASP, or upon complete discontinuance of contributions under the ASP, the rights of all affected participants in the value of their accounts would be non-forfeitable.

5.                            Plan Expenses

Prior to December 15, 2005, plan participants paid brokerage, investment manager and trustee fees and share the administrative costs of the Plan with the Company. Brokerage, investment manager and any Trustee fees are generally reflected in the calculation of each fund’s net asset value per unit. Effective December 15, 2005, the provisions of the ASP govern with respect to allocation of responsibility for plan expenses.

6.                           Interest in Avaya Inc. Master Trust

Effective December 15, 2005, the Plan was merged with and into the ASP, and as of that date the Plan ceased to exist as a separate plan. The Plan had no assets and no interest in the Master Trust as of December 15, 2005.

The fair value of the investments of the Master Trust by general type at December 15, 2005 and December 31, 2004 is presented in the table below.  The Plan's percentage interest in the Master Trust was approximately 2.6% at December 31, 2004.

(dollars in thousands)	Total Master Trust
	2005	2004
Type
At fair value
Mutual funds	$—	$609,478
Common/collective and commingled trusts	—	221,140
Avaya common stock	—	228,910
Interest bearing cash	—	18,052
Nonemployer related debt instruments	—	36,707
Nonemployer related common stock	—	10,120
Other	—	2,688
	—	1,127,095

At contract value
Investment contracts	—	276,260
	$—	$1,403,355

The Master Trust's investment income for the period ended December 15, 2005 is presented in the table below.  The net appreciation / (depreciation) in the fair value of investments consists of both unrealized and realized gains (losses) on the investments held by the Master Trust.

(dollars in thousands)
Investment income
Net appreciation / (depreciation) in fair value of investments:
Mutual funds	$32,996
Common/collective and commingled trusts	21,796
Avaya common stock	(83,303)
Nonemployer related debt instruments	(258)
Other, including nonemployer related common stock	6,458
(22,311)

Dividends	20,521
Interest	14,135
$12,345

7.                            Investment Contracts

The Master Trust has entered into benefit-responsive investment contracts, such as traditional investment contracts and synthetic investment contracts, (through the Stable Value Fund) with insurance companies and other third parties. These contracts are included in the financial statements at contract value (which represents contributions made to the investment contracts, plus earnings, less participant withdrawals and administrative expenses) because they are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

A synthetic investment contract provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The contract value of the synthetic investment contracts held by the Stable Value Fund was $269,772,989 at December 31, 2004. Included in the contract value of the synthetic investment contract is $(3,886,617) at December 31, 2004, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts was greater than or (less) than the value of the underlying assets.

A traditional investment contract provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional investment contracts held by the Stable Value Fund was $6,487,217 at December 31, 2004.

There were no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2004. The fair value of the synthetic and traditional investment contracts at December 31, 2004 was $280,248,645. The average yield and crediting interest rates of the investment contracts were 4.07 % and 4.23% respectively, for the period January 1, 2004 to December 15, 2005. The average yield and crediting interest rates were 3.56% and 3.62% respectively, for the year ended December 31, 2004. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

8.                            Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee. Additionally, certain expenses of the Plan are paid for by the Company. The Master Trust invests in the common stock of Avaya of which the Plan has an undivided interest, and therefore, these transactions qualify as party-in-interest transactions.

9.                            Subsequent Events

ERISA Class Action—Securities Litigation

In July 2005, a purported class action lawsuit was filed in the U.S. District Court for the District of New Jersey against the Company and certain of its officers, employees and members of the Board of Directors (the “Board”) of the Company, alleging violations of certain laws under the Employee Retirement Income Security Act of 1974 (“ERISA”). On October 17, 2005, an amended purported class action was filed against the Company and certain of its officers, employees and members of the Board. Like the initial complaint, the amended complaint purported to be filed on behalf of all participants and beneficiaries of the ASP, ASPSE and the Plan, during the period from October 5, 2004 through July 20, 2005.

The complaint contained factual allegations substantially similar to those asserted in purported class action lawsuits filed in April and May 2005 in the U.S. District Court for the District of New Jersey against the Company and certain of its officers, alleging violations of the federal securities laws. Those actions purport to be filed on behalf of purchasers of Avaya common stock during the period from October 5, 2004 (the date of the Company’s signing of the agreement to acquire Tenovis GmbH) through April 19, 2005.

The complaint alleged, among other things, that the named defendants breached their fiduciary duties owed to participants and beneficiaries of the plans and failed to act in the interests of the plans’ participants and beneficiaries in offering Avaya common stock as an investment option, purchasing Avaya common stock for the plans and communicating information to the plans’ participants and beneficiaries.

The complaint sought a monetary payment to the plans to make them whole for the alleged breaches, costs and attorneys’ fees. The Defendants filed a motion to dismiss the amended complaint in December 2005. In an order and opinion dated April 24, 2006, the District Court granted the Defendants’ motion and dismissed the amended complaint in its entirety.

In May 2006, plaintiffs filed a Notice of Appeal from the District Court’s order with the United States Court of Appeals for the Third Circuit. A briefing schedule has not yet been determined. While the appeal is pending, the Company cannot determine if this matter will have an effect on its business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flows.

ERISA Class Action — Stock Fund

In April 2006, a purported class action was filed by certain participants of the Company’s savings plans in the United States District Court, District Court of New Jersey, alleging that the Company, certain employees and the Pension and Employee Benefits Investment Committee violated the Employee Retirement Income Security Act of 1974 (“ERISA”), by including in the ASPSE, ASP and the Plan, investment options for the Lucent Technologies Inc. Stock Fund (“Lucent Fund”) and the Avaya Inc. Stock Fund (“Avaya Fund”) for the period of October 2000 to April 2003 (“Alleged Class Period”). The complaint asserts, among other things, that during the Alleged Class Period defendants breached their fiduciary duties under ERISA by violating ERISA’s provisions against prohibited transactions; offering the Lucent Fund and Avaya Fund imprudently as investment options; failing properly to monitor the funds; and, failing properly to monitor the actions of other plan fiduciaries, thus causing the plans to suffer damages. The complaint seeks monetary relief on behalf of the plans and their participants, and also seeks injunctive relief and costs, including attorneys’ fees.

The Company has advised that the matter is in the early stages of litigation, and an outcome cannot be predicted and, as a result the Company cannot assure the Plan’s management that this litigation will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Avaya Inc. Savings Plan for the Variable Workforce
(Name of Plan)

Date: June 13, 2006	/s/ Bruce Lasko
Bruce Lasko
Plan Administrator
Avaya Inc.